Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

of Hungarian Telephone and Cable Corp.:

We consent to incorporation by reference in the registration statements (No. 333-29885, 333-81813, 333-54688 and 333-115871) on Form S-8 of Hungarian Telephone and Cable Corp. of our report dated February 24, 2006, relating to the consolidated balance sheets of Hungarian Telephone and Cable Corp. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005, and the related financial statements Schedule II which report appears in the December 31, 2005 annual report on Form 10-K of Hungarian Telephone and Cable Corp.

KPMG Hungaria Kft.

Budapest, Hungary

February 24, 2006